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10026204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67288

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LCS Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 17th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Ottusch, CCO (212) 259-0856
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FOR OFFICIAL USE ONLY
FEB 24 2010 Washington, DC 110

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Raymond F. Ottusch, CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCS Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

STACY A. MOLNAR
Notary Public, State of New York
No. 31-01MO4850055 Nassau
Qualified in ~~New York~~ County
Commission Expires June 8, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

LCS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
LCS Securities, LLC

We have audited the accompanying statement of financial condition of LCS Securities, LLC (the "Company") (a wholly owned subsidiary of Levin Capital Strategies, L.P.) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of LCS Securities, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 17, 2010

LCS SECURITIES, LLC

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 508,436
Receivable from clearing broker	147,037
Other assets	17,627
	$ 673,100
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses and other liabilities	$ 22,996
Due to parent	41,700
	64,696
MEMBER'S EQUITY	608,404
	$ 673,100

See notes to statement of financial condition

NOTE A - ORGANIZATION

LCS Securities, LLC (the "Company") was formed as a limited liability company on January 26, 2006 (date of incorporation) under the laws of the State of New York. As of April 4, 2006, the Company was registered as a broker-dealer under the Securities Exchange Act of 1934 and began trading operations on May 10, 2006. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is a wholly-owned subsidiary of Levin Capital Strategies, L.P. ("LCSLP") and is a member of the Financial Industry Regulatory Authority. The Company's operations are funded through contributions from LCSLP.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market funds to be cash equivalents. The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits.

[2] Revenue recognition:

Brokerage commissions earned from securities transactions and related expenses are recorded on a settlement date basis because the difference between the trade date and settlement date is not considered material.

Interest income is recorded on the accrual basis.

[3] Income taxes:

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the member's equity.

The Company is a single member LLC wholly owned by LCSLP and is a disregarded entity for federal, state and city income tax purposes. As such, the Company's income or losses are included in LCSLP's tax returns for the year ended December 31, 2009.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

[5] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds and amounts due from broker are carried at cost, which approximate fair value.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company acts as an introducing broker. All transactions for its customers are cleared through a major U.S. securities firm on a fully disclosed basis. At December 31, 2009, the receivable from clearing broker represents cash deposited with the broker and the net commissions receivable earned as an introducing broker for its customers' transactions. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, however, the Company does not accept orders with respect to client accounts if the funds required, or sufficient marginable securities, for the client to meet its obligations are not on deposit in the client account at the time the order is placed.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

In the event of the broker's insolvency, recovery of assets may be limited to account insurance or other protection.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. At December 31, 2009, the Company had net capital, as defined, of $585,814 which was $335,814 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with LCSLP whereby the Company is charged for its respective share of expenses, including, but not limited to, employee services, office space, equipment, administrative support and communication expenses. The charge is based upon a method, which allocates expenses in amounts generally commensurate with LCSLP's support of the operation of the Company. Certain expenses including compensation, occupancy, communication and other expenses, were directly charged to the Company under the expense sharing agreement. The agreement may be terminated by either party upon 30 days' notice.

Substantially all clearing broker commission revenues are earned by the Company from certain investment advisory accounts of LCSLP. The Company relies upon LCSLP's financial capacity to fund operations. There is no guarantee that LCSLP will continue to have the financial capacity to fund the Company's operations.

NOTE F - MEMBER'S EQUITY AND NON-CASH TRANSACTIONS

In May 2009, LCSLP contributed $250,000 to the Company, which was settled through a reduction in the amount due to LCSLP and as a contribution to member's equity.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated its activity through February 17, 2010, which was the date the statement of financial condition was available for issuance, and have determined that there was no activity that warrants additional disclosure or recognition in the statement of financial condition.

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
LCS Securities, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by LCS Securities, LLC (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with respective cash disbursement records entries in the Check Register noting no differences.

2. Compared the Total Revenue amounts on the audited Forms X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports from the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared deductions reported in the accompanying Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 17, 2010